Filed pursuant to 424(b)(2)
Registration No. 333-113026
Prospectus Supplement
May 10, 2005
To Prospectus dated January 31, 2005
$125,000,000
Odyssey Re Holdings Corp.
6.875% Senior Notes Due 2015

          Odyssey Re Holdings Corp. is offering $125.0 million aggregate principal amount of 6.875% senior notes due May 1, 2015.
          Interest on the notes will be paid semiannually on May 1 and November 1 of each year, beginning on November 1, 2005. The notes will mature on May 1, 2015.
          We can redeem the notes at any time, in whole or in part, at the redemption price set forth in this prospectus supplement in the section entitled “Description of the Notes — Optional Redemption.” The notes are not subject to any mandatory sinking fund.
          The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness.
          Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-10 of this prospectus supplement.

	Per Note	Total

Public offering price(1)	99.357%	$124,196,250
Underwriting discount	0.650%	$812,500
Proceeds, before expenses, to Odyssey Re Holdings Corp.	98.707%	$123,383,750

(1)	Plus accrued interest, if any, from May 13, 2005, if settlement occurs after such date.
          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
          The notes will be delivered to investors on or about May 13, 2005 in book-entry form only through the facilities of The Depository Trust Company.

Joint Book Running Managers

Banc of America Securities LLC	Wachovia Securities

JPMorgan	Sandler O’Neill & Partners, L.P.

Prospectus Supplement
Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is this prospectus supplement, which describes the terms of the securities that we are currently offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the securities that we are currently offering. Generally, the term “prospectus” refers to both parts combined.
      You should read this prospectus supplement along with the accompanying prospectus. You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since those dates. The notes are being offered and sold only in jurisdictions where offers and sales are permitted.
      If the information varies between this prospectus supplement and the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.
      Unless the context requires otherwise or otherwise as expressly stated, the terms “we,” “our,” “us,” “OdysseyRe” and the “Company” refer to Odyssey Re Holdings Corp., a Delaware corporation, and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION ABOUT ODYSSEYRE
      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information, or obtain copies of the information by mail, at the following location of the SEC:
Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, DC 20549
      You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
      The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like OdysseyRe, that file electronically with the SEC. The address of the site is www.sec.gov.
      You can also inspect reports, proxy statements and other information about OdysseyRe at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
      We are “incorporating by reference” into this prospectus supplement and the accompanying prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus. The following documents, which have been filed by us with the SEC, are incorporated by reference into this prospectus supplement and the accompanying prospectus:

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

•	Current Report on Form 8-K filed on March 10, 2005; and

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (including information specifically incorporated by reference into our Annual Report on Form 10-K from our Proxy Statement for the Annual Meeting of Stockholders to be held on April 20, 2005).
      All documents that we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act from the date of this prospectus supplement until all of the securities being offered under this prospectus supplement are sold (not including current reports furnished under item 2.02 or item 7.01 of Form 8-K) shall also be deemed to be incorporated by reference and will automatically update information in this prospectus supplement and accompanying prospectus.
      Any statements made in this prospectus supplement and the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in any subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.
      You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:
Investor Relations
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902
Tel: (203) 977-8000
      Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus supplement and the accompanying prospectus.

      Our Internet address is www.odysseyre.com. We make available free of charge, through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports. The information on our website is not, however, a part of this prospectus.
SAFE HARBOR DISCLOSURE
      In connection with, and because it desires to take advantage of, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers regarding certain forward-looking statements contained in this prospectus. This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act.
      We have included in this prospectus, and from time to time our management may make, written or oral statements that may include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements relate to, among other things, our plans and objectives for future operations. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors, which we describe in more detail elsewhere in this prospectus and the documents incorporated by reference herein, include, but are not limited to:

•	a reduction in net income if our loss reserves are insufficient;

•	the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

•	the lowering or loss of one of our financial or claims-paying ratings, including those of our subsidiaries;

•	an inability to realize our investment objectives;

•	a decrease in the level of demand for our reinsurance or insurance business, or increased competition in the industry;

•	emerging claim and coverage issues, which could expand our obligations beyond the amount we intend to underwrite;

•	a change in the requirements of one or more of our current or potential customers relating to counterparty financial strength, claims-paying ratings, or collateral requirements;

•	actions of our competitors, including industry consolidation, and increased competition from alternative sources of risk management products, such as the capital markets;

•	the risk that ongoing regulatory developments will disrupt our business or mandate changes in industry practices in a fashion that increases our costs or requires us to alter aspects of the way we do business;

•	risks relating to our controlling stockholder’s ability to determine the outcome of our corporate actions requiring board or stockholder approval;

•	changes in economic conditions, including interest rate, currency, equity and credit conditions which could affect our investment portfolio;

•	risks related to covenants in our debt agreements;

•	our inability to access our subsidiaries’ cash;

•	loss of services of any of our key employees;

•	risks related to our use of reinsurance brokers;

•	risks related to our computer and data processing systems;

•	failure of our reinsurers to honor their obligations;

•	the passage of federal or state legislation subjecting our business to additional supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate;

•	risks associated with the growth of our specialty insurance business and the development of our infrastructure to support this growth;

•	operational and financial risks relating to our utilization of program managers, third-party administrators, and other vendors to support our specialty insurance operations; and

•	acts of war, terrorism or political unrest.
      The words “believe,” “anticipate,” “project,” “expect,” “intend,” “will likely result,” “will seek to” or “will continue” and similar expressions identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We have described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein some important factors that could cause our actual results to differ materially from our expectations, including factors discussed in the section titled “Risk Factors” in this prospectus supplement. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY
      This summary is not complete and does not contain all of the information that you should consider before buying the notes in this offering. You should read carefully the entire prospectus supplement and the accompanying prospectus, including in particular the section entitled “Risk Factors” beginning on page S-10 and the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision.
OdysseyRe Holdings Corp.
Overview
      We are a leading U.S. based underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. We offer a broad range of both treaty and facultative reinsurance to property and casualty insurers. We also underwrite specialty insurance business in the United States.
      Our global presence is established through 15 offices, with principal locations in the United States, London, Paris, Singapore and Latin America. Our operations are managed through four distinct divisions: Americas, EuroAsia, London Market and U.S. Insurance, which are principally based on geographic regions. The United States is our largest market, generating 54.1% of our gross premiums written for the year ended December 31, 2004, with the remaining 45.9% comprised of international business.
      The table below illustrates gross premiums written by division for the year ended December 31, 2004.

	$	%

Americas	$1,263.2	47.2%
EuroAsia	553.6	20.7
London Market	447.7	16.7
U.S. Insurance	412.1	15.4

Total(1)	$2,676.6	100.0%

(1)	A portion of the gross premiums written by the U.S. Insurance division has been ceded to, and is also included in, the Americas division’s gross premiums written. Accordingly, the total gross premiums written as shown in the table above do not agree to the gross premiums written of $2,656.5 million for the year ended December 31, 2004 reflected in the consolidated statements of operations for the year ended December 31, 2004.
     We principally provide reinsurance to insurers and reinsurers on both a proportional and an excess of loss basis. In the case of proportional coverage, this means we share in the underlying premiums and losses with our customers based on specified participation levels. In the case of excess of loss coverage, we provide protection to our customers under their policies when the losses exceed a specified amount. Our broad reinsurance product portfolio includes specialty casualty lines (such as professional liability, directors’ and officers’ liability, excess and surplus, and accident and health), general casualty lines (such as general liability and auto liability) and commercial and personal property lines, which include property catastrophe and homeowners’ coverage.
      While we distribute both through brokers and directly to our customers in international markets, our business is primarily produced through reinsurance brokers in the United States. This dual channel distribution system provides us with the flexibility to meet the specific needs of our customers and respond to changing market conditions and competitive dynamics in local markets.
First Quarter 2005 Results
      Net income for the three months ended March 31, 2005 was $36.2 million, or $0.53 per share (diluted), compared to $59.0 million, or $0.85 per share (diluted), for the three months ended March 31, 2004. Included in first quarter 2005 and 2004 net income were after-tax net realized capital gains, net of associated minority interest, of $16.6 million and $22.7 million, or $0.24 and $0.32 per share (diluted), respectively.

      Gross premiums written for the three months ended March 31, 2005 were $681.6 million, an increase of 8.3% compared to $629.5 million for the three months ended March 31, 2004. The increase was attributable to a 21.7% increase in international business and specialty insurance business written in the U.S., which offset a 9.0% decrease in U.S. reinsurance business. Net premiums written for the first quarter 2005 were $615.6 million, an increase of 11.3% over the prior year’s first quarter net premiums written of $553.2 million.
      The combined ratio for the first quarter 2005 was 99.4%, versus 95.0% for the comparable 2004 period. Results for the three months ended March 31, 2005 include previously disclosed after-tax net losses of $26.2 million, or $0.37 per common share, attributable to European Windstorm Erwin and an increase in previously estimated losses from the Florida Hurricanes, Typhoon Songda, and the Indonesia earthquake/ tsunami that occurred in December 2004.
      At March 31, 2005, total investments and cash were $5.4 billion, an increase of $173.0 million over December 31, 2004. Stockholders’ equity amounted to $1.6 billion at March 31, 2005, an increase of $14.5 million, compared to December 31, 2004. Book value per common share at March 31, 2005 was $24.67.

The Offering

Issuer	Odyssey Re Holdings Corp.

Securities Offered	$125,000,000 aggregate principal amount of 6.875% senior notes due 2015.

Maturity	May 1, 2015.

Interest	The notes will bear interest at a rate of 6.875% per year from May 13, 2005, payable semiannually in arrears on May 1 and November 1 each year, commencing on November 1, 2005.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. The notes will be effectively subordinated to any of our future secured indebtedness and to existing and future indebtedness of our subsidiaries.

Optional Redemption	The notes will be redeemable prior to maturity, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, plus, in each case, accrued interest thereon to the date of redemption. See “Description of the Notes — Optional Redemption.”

Sinking Fund	None.

Use of Proceeds	We intend to use the net proceeds from this offering to redeem and/or purchase our outstanding 4.375% Convertible Senior Debentures due 2022 from time to time and for general corporate purposes. Pending such uses, we intend to invest the net proceeds in investment grade debt securities.

Form	The notes will be issued in book-entry form and will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company, New York, New York (or DTC), or its nominee. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Absence of a Public Market for the Notes	The notes are new securities for which there is currently no public market. We cannot assure you that any active or liquid market will develop for the notes. See “Risk Factors” and “Underwriting.”

Risk Factors	See “Risk Factors” and the other information in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should consider carefully before deciding to invest in the notes.

RISK FACTORS
      The following are some of the risks associated with our business and the notes. You should also refer to the other information in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the financial statements and accompanying notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.
Our actual claims may exceed our claim reserves causing us to incur losses we did not anticipate.
      Our success is dependent upon our ability to assess accurately the risks associated with the businesses that we reinsure or insure. If we fail to accurately assess the risks we assume, we may fail to establish appropriate premium rates and our reserves may be inadequate to cover our losses, which could have a material adverse effect on our financial condition or reduce our net income.
      As of December 31, 2004, we had net unpaid losses and loss adjustment expenses of approximately $3,135.9 million. We incurred losses and loss adjustment expenses of $1,629.6 million, $1,325.8 million and $987.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      Reinsurance claim reserves represent estimates involving actuarial and statistical projections at a given point in time of our expectations of the ultimate settlement and administration costs of claims incurred. The process of establishing loss reserves is complex and imprecise because it is subject to variables that are influenced by significant judgmental factors. We utilize both proprietary and commercially available actuarial models as well as historical reinsurance industry loss development patterns to assist in the establishment of appropriate claim reserves. In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, non-casualty property losses tend to be reported promptly and usually are settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. In addition, because we, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that the ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate us for the risks we assume. If our claim reserves are determined to be inadequate, we will be required to increase claim reserves with a corresponding reduction in our net income in the period in which the deficiency is rectified. It is possible that claims in respect of events that have occurred could exceed our claim reserves and have a material adverse effect on our results of operations in a particular period or our financial condition.
      Even though most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is that losses can exceed policy limits for a variety of reasons and could significantly exceed the premiums received on the underlying policies.
Unpredictable natural and man-made catastrophic events could cause unanticipated losses and reduce our net income.
      Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as acts of war, terrorist attacks, explosions and riots. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas, and most of our past catastrophe-related claims have resulted from severe storms. Catastrophes can cause losses in a variety of property and casualty lines for which we provide reinsurance. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon our results of operations and financial condition. It is possible that our models have not adequately captured some catastrophe risks or other risks. We believe it is impossible to completely eliminate our exposure to unforeseen or unpredictable events.

If we are unable to maintain a favorable financial strength rating, certain existing business may be subject to termination, and it may be more difficult for us to write new business.
      Third party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon criteria established by the rating agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations, and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security. In the event our companies were to be downgraded by any or all of the rating agencies, some of our business would be subject to provisions which could cause, among other things, early termination of contracts, or a requirement to post collateral at the direction of our counterparty. We cannot precisely estimate the amount of premium that would be at risk to such a development, or the amount of additional collateral that might be required to maintain existing business, as these amounts would depend on the particular facts and circumstances at the time, including the degree of the downgrade, the time elapsed on the impacted in-force policies, and the effects of any related catastrophic event on the industry generally. We cannot assure you that our premiums would not decline, or that our profitability would not be affected, perhaps materially, following a ratings downgrade.
      Our principal insurance and reinsurance subsidiaries maintain a rating of “A” (Excellent) with a negative outlook from A.M. Best, an “A-” (Strong) counterparty credit and financial strength rating with a stable outlook from Standard & Poor’s and an “A3” (Good Financial Security) financial strength rating with a stable outlook from Moody’s. Financial strength ratings are used by insurers and reinsurance and insurance intermediaries as an important means of assessing the financial strength and quality of reinsurers.
If we are unable to realize our investment objectives, our business, financial condition or results of operations may be adversely affected.
      Investment returns are an important part of our overall profitability and our operating results depend in part on the performance of our investment portfolio. Accordingly, fluctuations in the fixed income or equity markets could impair our profitability, financial condition or cash flows. We derive our investment income from interest and dividends, together with realized gains on the sale of investment assets. The portion derived from realized gains generally fluctuates from year to year. For the years ended December 31, 2004, 2003 and 2002, net realized gains accounted for approximately 40.8%, 60.2% and 52.5%, respectively, of our total investment income (including realized gains and losses). Realized gains are typically a less predictable source of investment income than interest and dividends, particularly in the short term.
      The return on our portfolio and the risks associated with our investments are also affected by our asset mix, which can change materially depending on market conditions. Investments in cash or short term investments generally produce a lower return than other investments. At December 31, 2004, 26.2%, or $1.4 billion, of our invested assets were held in cash and short term investments pending our identifying suitable opportunities for reinvestment in line with our long-term value-oriented investment philosophy.
      The volatility of our claims submissions may force us to liquidate securities, which may cause us to incur capital losses. If we structure our investments improperly relative to our liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from an other than temporary decline in value could significantly decrease our assets, thereby affecting our ability to conduct business.
      Our operating results depend in part on the performance of our investment portfolio. The ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the equity securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly.

We operate in a highly competitive environment which could make it more difficult for us to attract and retain business.
      The reinsurance industry is highly competitive. We compete, and will continue to compete, with major United States and non-United States reinsurers and certain underwriting syndicates and insurers, some of which have greater financial, marketing and management resources than we do. In addition, we may not be aware of other companies that may be planning to enter the reinsurance market or existing reinsurers that may be planning to raise additional capital. Competition in the types of reinsurance business that we underwrite is based on many factors, including premiums charged and other terms and conditions offered, services provided, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, perceived financial strength and the experience of the reinsurer in the line of reinsurance to be written. Increased competition could cause us and other reinsurance providers to charge lower premium rates and obtain less favorable policy terms, which could adversely affect our ability to generate revenue and grow our business.
      We also are aware that other financial institutions, such as banks, are now able to offer services similar to our own. In addition, we have recently seen the creation of alternative products from capital market participants that are intended to compete with reinsurance products. We are unable to predict the extent to which these new, proposed or potential initiatives may affect the demand for our products or the risks that may be available for us to consider underwriting.
      Our primary insurance is a business segment that is growing, and the primary insurance business is also highly competitive. Primary insurers compete on the basis of factors including selling effort, product, price, service and financial strength. We seek primary insurance pricing that will result in adequate returns on the capital allocated to our primary insurance business. Our business plans for these business units could be adversely impacted by the loss of primary insurance business to competitors offering competitive insurance products at lower prices.
      This competition could affect our ability to attract and retain business.
Emerging claim and coverage issues could adversely affect our business.
      Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under our insurance and reinsurance contracts. These developments and changes may adversely affect us, perhaps materially. For example, we could be subject to developments that impose additional coverage obligations on us beyond our underwriting intent, or to increases in the number or size of claims to which we are subject. With respect to our casualty businesses, these legal, social and environmental changes may not become apparent until some time after their occurrence. Our exposure to these uncertainties could be exacerbated by the increased willingness of some market participants to dispute insurance and reinsurance contract and policy wordings.
      The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of our liability under our coverages, and in particular our casualty insurance policies and reinsurance contracts, may not be known for many years after a policy or contract is issued. Our exposure to this uncertainty will grow as our “long-tail” casualty businesses grow, because in these lines of business claims can typically be made for many years, making them more susceptible to these trends than in the property insurance business, which is more typically “short-tail.” In addition, we could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claim handling and other practices.
If our current and potential customers change their requirements with respect to financial strength, claims paying ratings or counterparty collateral requirements, our profitability could be adversely affected.
      Insureds, insurers and insurance and reinsurance intermediaries use financial ratings as an important means of assessing the financial strength and quality of insurers and reinsurers. In addition, the rating of a company purchasing reinsurance may be affected by the rating of its reinsurer. For these reasons, credit committees of insurance and reinsurance companies regularly review and in some cases revise their requirements with respect to the insurers and reinsurers from whom they purchase insurance and reinsurance.

If one or more of our current or potential customers were to raise their minimum required financial strength or claims paying ratings above the ratings held by us or our insurance and reinsurance subsidiaries, or if they were to materially increase their collateral requirements, the demand for our products could be reduced, our premiums could decline, and our profitability could be adversely affected.
Consolidation in the insurance industry could lead to lower margins for us and less demand for our reinsurance products.
      Many insurance industry participants are consolidating to enhance their market power. These entities may try to use their market power to negotiate price reductions for our products and services. If competitive pressures compel us to reduce our prices, our operating margins would decrease. As the insurance industry consolidates, competition for customers will become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance.
A change in demand for reinsurance and insurance could lead to reduced premium rates and less favorable contract terms, which could reduce our net income.
      Historically, we have experienced fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. In addition, the larger insurers created by the consolidation discussed above may require less reinsurance. The supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized in the reinsurance industry. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers.
      General pricing across the industry and other terms and conditions have become less favorable than they have been in the recent past, the degree to which varies by class of business and region. All of these factors can reduce our profitability and we have no way to determine to what extent they will impact us in the future.
Certain business practices of the insurance industry have become the subject of investigations by government authorities and the subject of class action litigation.
      Recently, the insurance industry has experienced substantial volatility as a result of current investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities concerning certain practices within the insurance industry. These practices include the payment of contingent commissions by insurance companies to insurance brokers and agents and the extent to which such compensation has been disclosed, the solicitation and provision of fictitious or inflated quotes, the alleged illegal tying of the placement of insurance business to the purchase of reinsurance, and the sale and purchase of finite reinsurance or other non-traditional or loss mitigation insurance products and the accounting treatment for those products. Although we do not believe we are the subject of any investigation, we have received inquiries and informational requests from insurance departments in certain states in which our insurance subsidiaries operate. We cannot predict at this time the effect that current investigations, litigation and regulatory activity will have on the reinsurance industry or our business. Given our position in the reinsurance industry, it is possible that we will become involved in these investigations and have lawsuits filed against us. Our involvement in any investigations and lawsuits would cause us to incur legal costs and, if we were found to have violated any laws, we could be required to pay fines and damages, perhaps in material amounts. In addition, we could be materially adversely affected by the negative publicity for the insurance industry related to these proceedings, and by any new industry-wide regulations or practices that may result from these proceedings.

Fairfax Financial Holdings Limited owns a majority of our common stock and can determine the outcome of our corporate actions requiring board or stockholder approval.
      Fairfax beneficially owns, indirectly through wholly owned subsidiaries, approximately 80% of our outstanding common stock. Consequently, Fairfax can determine the outcome of our corporate actions requiring board or stockholder approval, such as:

•	appointing officers and electing members of our Board of Directors;

•	adopting amendments to our charter documents; and

•	approving a merger or consolidation, liquidation or sale of all or substantially all of our assets.
      In addition, Fairfax has provided us, and continues to provide us, with certain services for which it receives customary compensation. Through various subsidiaries, Fairfax engages in the business of underwriting insurance as well as other financial services; and from time to time, we may engage in transactions with those other businesses in the ordinary course of business under market terms and conditions. All of our directors other than Mr. Barnard also are directors or officers of Fairfax or certain of its subsidiaries. Conflicts of interest could arise between us and Fairfax or one of its other subsidiaries, and any conflict of interest may be resolved in a manner that does not favor us.
      Fairfax intends to retain control of us and cannot foresee any circumstances under which it would sell a sufficient number of shares of our common stock to cause it not to retain such control. Any decision regarding the ownership of us that Fairfax may make at some future time will be in its absolute discretion.
We may be adversely affected by foreign currency fluctuations.
      Our functional currency is the United States dollar. A portion of our premiums are written in currencies other than the United States dollar and a portion of our loss reserves are also in foreign currencies. Moreover, we maintain a portion of our investments in currencies other than the United States dollar. We may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies, which could adversely affect our operating results.
The covenants in our debt agreements limit our financial and operational flexibility, which could have an adverse effect on our financial condition.
      The current agreements governing our $90 million bank credit facility and our 7.49% senior notes due 2006 (of which $40.0 million in principal amount remain outstanding) contain certain covenants that limit our ability to, among other things, borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate. These agreements also require us to maintain specific financial ratios. If we fail to comply with these covenants or meet these financial ratios, the lenders under our credit facility or our noteholders could declare a default and demand immediate repayment of all amounts owed to them. No consents of the lenders under our credit facility or the holders of our senior notes are required in connection with the offering described in this prospectus supplement.
We are a holding company and are dependent on dividends and other payments from our operating subsidiaries, which are subject to dividend restrictions.
      We are a holding company whose principal source of funds is cash dividends and other permitted payments from our operating subsidiaries, principally Odyssey America. If our subsidiaries are unable to make payments to us, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness. The payment of dividends by our operating subsidiaries is subject to restrictions set forth in the insurance laws and regulations of Connecticut, Delaware, New York and the United Kingdom. See “Regulatory Matters — Regulation of Insurers and Reinsurers — Dividends” in our Annual Report on Form 10-K for the year ended December 31, 2004 incorporated by reference in this prospectus supplement and the accompanying prospectus.
Our business could be adversely affected by the loss of one or more key employees.
      We are substantially dependent on a small number of key employees, in particular Andrew Barnard, Robert Giammarco and Michael Wacek. We believe that the experience and reputations in the reinsurance industry of Messrs. Barnard, Giammarco and Wacek are important factors in our ability to attract new business. We have entered into employment agreements with Messrs. Barnard and Wacek and are in the process of entering into an employment agreement with Mr. Giammarco. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of Mr. Barnard, Mr. Giammarco or Mr. Wacek or any other key employee, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. We do not currently maintain key employee insurance with respect to any of our employees.
Our business is primarily dependent upon a limited number of unaffiliated reinsurance brokers and the loss of business provided by them could adversely affect our business.
      We market our reinsurance products worldwide primarily through reinsurance brokers, as well as directly to our customers. Five reinsurance brokerage firms accounted for 56% of our reinsurance gross premiums written for the year ended December 31, 2004. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on us.
Our reliance on payments through reinsurance brokers exposes us to credit risk.
      In accordance with industry practice, we frequently pay amounts owing in respect of claims under our policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker fails to make such a payment, depending on the jurisdiction, we might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for such policies to reinsurance brokers for payment over to us, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received such premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with brokers around the world.
Our computer and data processing systems may fail or be perceived to be insecure, which could adversely affect our business and damage our customer relationships.
      Our business is highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We rely on these systems to perform actuarial and other modeling functions necessary for writing business, as well as to process and make claims payments. We have a highly trained staff that is committed to the continual development and maintenance of these systems. However, the failure of these systems could interrupt our operations or materially impact our ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise our ability to pay claims in a timely manner. This could result in a material adverse effect on our business results.
      Our insurance may not adequately compensate us for material losses that may occur due to disruptions in our service as a result of computer and data processing systems failure. We do not maintain redundant systems or facilities for all of our services.
      In addition, a security breach of our computer systems could damage our reputation or result in liability. We retain confidential information regarding our business dealings in our computer systems. We may be required to spend significant capital and other resources to protect against security breaches or to alleviate problems caused by such breaches. Any well-publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to our systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, we could be subject to liability if hackers were able to penetrate our network security or otherwise misappropriate confidential information.

We may not be able to alleviate risk successfully through retrocessional arrangements and we are subject to credit risks with respect to our retrocessionaires.
      We attempt to limit our risk of loss through retrocessional arrangements, reinsurance agreements with other reinsurers referred to as retrocessionaires. The availability and cost of retrocessional protection is subject to market conditions, which are beyond our control. As a result, we may not be able to successfully alleviate risk through retrocessional arrangements. In addition, we are subject to credit risk with respect to our retrocessions because the ceding of risk to retrocessionaires does not relieve us of our liability to the companies we reinsured.
      We purchase reinsurance coverage to insure against a portion of our risk on policies we write directly. We expect that limiting our insurance risks through reinsurance will continue to be important to us. Reinsurance does not affect our direct liability to our policyholders on the business we write. A reinsurer’s insolvency or inability or unwillingness to make timely payments under the terms of its reinsurance agreements with us could have a material adverse effect on us. In addition, we cannot assure you that reinsurance will remain available to us to the same extent and on the same terms as are currently available.
Our business could be adversely affected as a result of political, regulatory, economic or other influences in the insurance and reinsurance industries.
      The insurance industry is highly regulated and is subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal and state legislatures have periodically considered programs to reform or amend the United States insurance system at both the federal and state level. Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions, including the United States and various states in the United States.
      Changes in current insurance regulation may include increased governmental involvement in the insurance industry or may otherwise change the business and economic environment in which insurance industry participants operate. In the United States, for example, the states of Hawaii and Florida have implemented arrangements whereby property insurance in catastrophe prone areas is provided through state-sponsored entities. The California Earthquake Authority, the first privately financed, publicly operated residential earthquake insurance pool, provides earthquake insurance to California homeowners.
      Such changes could cause us to make unplanned modifications of products or services, or may result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in our products and services. We cannot predict the future impact of changing law or regulation on our operations; any changes could have a material adverse effect on us or the insurance industry in general.
      Increasingly, governmental authorities in both the U.S. and worldwide appear to be interested in the potential risks posed by the reinsurance industry as a whole, and to commercial and financial systems in general. While we cannot predict the exact nature, timing or scope of possible governmental initiatives, we believe it is likely there will be increased regulatory intervention in our industry in the future.
      For example, we could be adversely affected by governmental or regulatory proposals that:

•	provide insurance and reinsurance capacity in markets and to consumers that we target;

•	require our participation in industry pools and guaranty associations;

•	mandate the terms of insurance and reinsurance policies; or

•	disproportionately benefit the companies of one country over those of another.
The growth of our primary insurance business, which is regulated more comprehensively than reinsurance, increases our exposure to adverse political, judicial and legal developments.
      Hudson Insurance Company (“Hudson”), which writes insurance in 44 states and the District of Columbia on an admitted basis, is subject to extensive regulation under state statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners. Such regulation generally is designed to protect policyholders rather than investors, and relates to such matters as: rate setting; limitations on dividends and transactions with affiliates; solvency standards which must be met and maintained; the licensing of insurers and their agents; the examination of the affairs of insurance companies, which includes periodic market conduct examinations by the regulatory authorities; annual and other reports, prepared on a statutory accounting basis; establishment and maintenance of reserves for unearned premiums and losses; and requirements regarding numerous other matters. We could be required to allocate considerable time and resources to comply with these requirements, and could be adversely affected if a regulatory authority believed we had failed to comply with applicable law or regulation. We plan to grow Hudson’s business and, accordingly, expect our regulatory burden to increase.
Our utilization of program managers and other third parties to support our business exposes us to operational and financial risks.
      Our primary insurance operations rely on program managers, and other agents and brokers participating in our programs, to produce and service a substantial portion of our business in this segment. In these arrangements, we typically grant the program manager the right to bind us to newly issued insurance policies, subject to underwriting guidelines we provide and other contractual restrictions and obligations. Should our managers issue policies that contravene these guidelines, restrictions or obligations, we could nonetheless be deemed liable for such policies. Although we would intend to resist claims that exceed or expand on our underwriting intention, it is possible that we would not prevail in such an action, or that our program managers would be unable to substantially indemnify us for their contractual breach. We also rely on our managers, or other third parties we retain, to collect premiums and to pay valid claims. This exposes us to their credit and operational risk, without necessarily relieving us of our obligations to potential insureds. We could also be exposed to potential liabilities relating to the claims practices of the third party administrators we have retained to manage claims activity that we expect to arise in our program operations. Although we have implemented monitoring and other oversight protocols, we cannot assure you that these measures will be sufficient to alleviate all of these exposures.
      We are also subject to the risk that our successful program managers will not renew their programs with us. Our contracts are generally for defined terms of as little as one year, and either party can cancel the contract in a relatively short period of time. We cannot assure you that we will retain the programs that produce profitable business or that our insureds will renew with us. Failure to retain or replace these producers would impair our ability to execute our growth strategy, and our financial results could be adversely affected.
We could be adversely affected if the Terrorism Risk Insurance Act of 2002 is not renewed.
      In response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attack, the Terrorism Risk Insurance Act of 2002, or TRIA, was enacted to ensure the availability of commercial insurance coverage for terrorist acts in the United States. This law established a federal assistance program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to future terrorism-related losses and required that coverage for terrorist acts be offered by insurers. It is possible that TRIA will not be renewed following 2005, or could be adversely amended, which could adversely affect the insurance industry if a material subsequent event occurred. Given these uncertainties, we are currently unable to determine with certainty the impact that TRIA’s non-renewal could have on us.
There is no public market for the notes.
      There is no public market for the notes and we do not intend to apply for listing of the notes on any securities exchange. If the notes are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the notes or that a trading market for the notes will develop.

USE OF PROCEEDS
      We estimate that we will receive net proceeds from this offering of approximately $122.9 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to redeem and/or purchase our outstanding 4.375% convertible senior debentures due 2022 from time to time and for general corporate purposes. Pending such uses, we intend to invest the net proceeds in investment grade debt securities.
RATIO OF EARNINGS TO FIXED CHARGES
      The ratio of our earnings to fixed charges for the periods indicated are as follows:

	Three months	Years ended December 31,
	ended
	March 31, 2005	2004	2003	2002	2001	2000

Ratio of earnings to fixed charges	8.22x	10.34x	22.88x	23.69x	*	46.95x

*	Due to our loss in 2001, the ratio coverage was less than 1:1. Additional earnings of $8.8 million would have achieved a coverage ratio of 1:1.
     For purposes of computing our ratio of earnings to fixed charges, earnings includes income before income taxes, distributed income (loss) from equity investees and fixed charges. Fixed charges consist of interest expense, amortization of capitalized expenses related to indebtedness and an estimated interest factor of rental expense.

CAPITALIZATION
      The following table sets forth our capitalization as of March 31, 2005. Our capitalization is presented:

•	on an actual basis; and

•	as adjusted to reflect the sale of the notes in this offering and the application of the estimated net proceeds therefrom to the redemption and/or purchase of all of our outstanding 4.375% convertible senior debentures due 2022 based on current prices.
      You should read the information in this table together with our consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At March 31, 2005

	Actual	As Adjusted(1)

	(in thousands)
Long-term debt
7.65% Senior Notes due 2013	$224,627	$224,627
7.49% Senior Notes due 2006	41,325	41,325
4.375% Convertible Senior Debentures due 2022	109,900	—
Senior Notes offered hereby	—	125,000

Total debt	375,852	390,952

Stockholders’ equity	1,599,990	1,589,000

Total capitalization	$1,975,842	$1,979,952

Ratio of total debt to total capitalization	19.0%	19.7%

(1)	Assumes the redemption and/or purchase of all of our outstanding 4.375% convertible senior debentures due 2022 based on current prices. Changes in the market price of our common stock and/or the debentures may result in an average price paid by us that is different from such assumed price.

DESCRIPTION OF THE NOTES
      The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the debt securities set forth in the accompanying prospectus under “Description of Debt Securities.” The description is qualified in its entirety by reference to the indenture under which the notes are to be issued. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to those terms in the accompanying prospectus. When we refer to “OdysseyRe,” “we,” “our,” “us,” or the “Company” in this section, we refer only to Odyssey Re Holdings Corp., and not its subsidiaries.
General
      The notes will be issued under the indenture dated as of October 31, 2003 between us and The Bank of New York, as trustee. The notes will be direct unsecured obligations of the Company issued in an initial aggregate principal amount of $125.0 million and will mature on May 1, 2015.
      The notes will bear interest at the rate of 6.875% per year from May 13, 2005, or from the most recent date to which interest has been paid or provided for, payable semiannually in arrears on May 1 and November 1, commencing November 1, 2005 to the persons in whose names the notes are registered at the close of business on the next preceding April 15 or October 15, respectively.
      The indenture does not limit our ability or the ability of our subsidiaries to incur additional indebtedness. The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness that may be outstanding from time to time. The notes will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries. As of March 31, 2005, our subsidiaries had approximately $5.9 billion of liabilities (excluding intercompany liabilities).
      We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the indenture, equal in rank to the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except, in some cases, for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes issued under this prospectus supplement.
      The notes will not be entitled to the benefits of any sinking fund.
Optional Redemption
      We may redeem the notes in whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, plus, in each case, accrued interest thereon to the date of redemption.
      “Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
      “Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.
      “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with OdysseyRe.
      “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such

Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.
      “Reference Treasury Dealer” means each of (1) Banc of America Securities LLC and J.P. Morgan Securities Inc. or their respective affiliates which are primary U.S. Government securities dealers in The City of New York (a “Primary Treasury Dealer”), and their respective successors and (2) two other Primary Treasury Dealers; provided, however, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another Primary Treasury Dealer.
      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.
      Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.
      We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those notes.
Events of Default
      You will have special rights if an Event of Default occurs with respect to the notes and such Event of Default is not cured, as described under “Description of Debt Securities — Events of Default” in the accompanying prospectus.
      The term “Event of Default” with respect to the notes means any of the following:

•	we do not pay the principal of, or any premium on, the notes on its due date;

•	we do not pay interest on the notes when due and payable, and such default continues for a period of 30 days;

•	we remain in breach of a covenant with respect to the notes for 60 days after we receive a written notice of default stating that we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of the notes then outstanding;

•	we fail to pay when due at maturity, or a default occurs resulting in the acceleration of maturity of any indebtedness for borrowed money of us, or of our subsidiaries whose assets constitute 15% or more of our total assets on a consolidated basis, in an aggregate amount of $25,000,000 or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us. The notice of default must be sent by either the trustee or holders of at least 25% of the principal amount of the notes then outstanding; or

•	we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.
Merger or Consolidation
      Under the indenture we will generally be permitted to consolidate or merge with another entity. We will also be permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless, among other things, the following conditions are met:

•	in the event that we merge out of existence or sell all or substantially all of our assets, the resulting entity must agree to be legally responsible for the notes;

•	the merger or sale of all or substantially all of our assets must not cause a default on the notes, and we must not already be in default (unless the merger or sale would cure the default) with respect to the notes; and

•	the resulting, surviving or transferee entity must be organized and existing under the laws of the United States, any state thereof, the District of Columbia or specified jurisdictions outside the United States.
Book-Entry System
      The notes will be represented by one or more registered global securities (the “Registered Global Security”) registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the “Depository”)), or such other name as may be requested by an authorized representative of the Depository. The provisions set forth under “Description of Debt Securities — Holders of Registered Debt Securities” and “Description of Debt Securities — Global Securities” in the accompanying prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected only through, records maintained by the Depository and its participants. Except as described under “Description of Debt Securities — Global Securities” in the prospectus, owners of beneficial interests in the Registered Global Security representing the notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the indenture.
      The Depository has advised OdysseyRe and the underwriters as follows: The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository holds securities that its participants (“Direct Participants”) deposit with the Depository. The Depository also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including certain of the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the Depository’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depository and its Direct and Indirect Participants are on file with the SEC.
      Purchases of notes under the Depository’s system must be made by or through Direct Participants, which will receive a credit for such notes on the Depository’s records. The ownership interest of each actual purchaser of notes represented by the Registered Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Security representing notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive notes in definitive form, except in the event that use of the book-entry system for such notes is discontinued or upon the occurrence of certain other events described in the accompanying prospectus and in this prospectus supplement.
      To facilitate subsequent transfers, the Registered Global Security representing notes that are deposited by Direct Participants is registered in the name of the Depository’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depository. The deposit of the Registered Global Security with the Depository and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Registered Global Security representing the notes; the Depository’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
      Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
      Neither the Depository nor Cede & Co. (or any other Depository nominee) will consent or vote with respect to the Registered Global Security representing the notes. Under its usual procedures, the Depository mails an omnibus proxy (an “Omnibus Proxy”) to OdysseyRe as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).
      Principal, premium, if any, and interest payments on the Registered Global Security representing the notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of the Depository. The Depository’s practice is to credit Direct Participants’ accounts upon the Depository’s receipt of funds and corresponding detail information from OdysseyRe or the trustee on the payment date in accordance with their respective holdings shown on the Depository’s records. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those Direct and Indirect Participants and not of the Depository, the trustee or OdysseyRe, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee) is the responsibility of OdysseyRe or the trustee, disbursement of those payments to Direct Participants is the responsibility of the Depository, and disbursement of those payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither OdysseyRe nor the trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by the Depository or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depository or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.
      The Depository may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to OdysseyRe or the trustee. Under such circumstances, and in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.
      We may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.
      The information in this section concerning the Depository and the Depository’s book-entry system has been obtained from sources that OdysseyRe believes to be reliable, but we take no responsibility for the accuracy of this information.

UNDERWRITING
      Under the terms of, and subject to the conditions contained in, an underwriting agreement dated as of May 10, 2005, Banc of America Securities LLC, Wachovia Capital Markets, LLC, J.P. Morgan Securities Inc. and Sandler O’Neill & Partners, L.P. have severally and not jointly agreed to purchase, and we have agreed to sell to them, the respective principal amount of the notes set forth opposite their respective names below:

Principal
Underwriter	Amount of Notes

Banc of America Securities LLC	$50,000,000
Wachovia Capital Markets, LLC	50,000,000
J.P. Morgan Securities Inc.	18,750,000
Sandler O’Neill & Partners, L.P.	6,250,000

Total	$125,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the notes in the offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.
      The underwriters propose to offer the notes initially at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession of 0.40% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of such principal amount of the notes on sales to certain other dealers. After the initial offering of the notes, the public offering price and other selling terms may be changed by the underwriters.
      The notes are a new issue of securities with no established trading market. The underwriters may engage in market-making activities for the notes. However, they are not obligated to do so and may discontinue making a market for the notes at any time without notice. No assurance can be given as to the development or liquidity of a trading market for the notes.
      In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or dealer for distributing the notes in the offering, if the syndicate repurchased previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the notes above independent market levels. The underwriters are not required to engage in these activities and may end these activities at any time.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriters may be required to make in respect of those liabilities.
      We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $500,000.
      Banc of America Securities LLC, Wachovia Capital Markets, LLC, J.P. Morgan Securities Inc. and Sandler O’Neill & Partners, L.P. and their affiliates have provided, from time to time, and may continue to provide, investment banking, commercial banking, financial and other services to us for which we have paid, and intend to pay, customary fees. Banc of America Securities LLC and its affiliates hold approximately $5 million of our 4.375% convertible senior debentures due 2022, which will be purchased or redeemed with the proceeds from this offering. Banc of America Securities LLC was the arranger and one of its affiliates is a lender and the administrative agent under our revolving credit facility. Both J.P. Morgan Securities Inc. and Banc of America Securities LLC served as lead managers in connection with our offering of 7.65% senior notes due 2013. Additionally, we entered into an interest rate swap agreement with Bank of America N.A., an affiliate of Banc of America Securities LLC, in connection with our offering of 7.49% senior notes due 2006, which agreement has been terminated.

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
      The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.
Representations of Purchasers
      By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “— Resale Restrictions.”
Rights of Action — Ontario Purchasers Only
      Under Ontario securities legislation, a purchaser who purchases notes offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
Enforcement of Legal Rights
      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
Taxation and Eligibility for Investment
      Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS
      The following summary discusses certain material U.S. federal income tax consequences of the purchase, ownership, and disposition of the notes. This summary applies to you if you are a non-U.S. holder (as defined below). This summary deals only with notes held as capital assets and is applicable only to initial purchasers of notes who purchase the notes for cash in this offering. Additionally, this summary does not address specific tax consequences that may be relevant to you if you are a holder subject to special tax treatment, including a dealer in securities or currencies, a bank, a financial institution, an insurance company, a tax-exempt entity, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, or a person who holds the notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle. This summary does not address alternative minimum tax consequences, if any, or any state, local or foreign tax consequences. Special rules may apply to certain non-U.S. holders, such as U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” and investors in pass-through entities. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect.
      If you are considering the purchase of notes, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you as well as any consequences arising under the laws of any other taxing jurisdiction.
      For purposes of this summary, you are a non-U.S. holder if you are not a U.S. person and are not an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is (i) a citizen or resident alien individual of the United States; (ii) a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If a partnership holds the notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisor.
Payments of Interest and Principal
      The 30% U.S. federal withholding tax will not apply to any payment to you of interest or principal on a note provided that:

•	interest paid on the note is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is related to us within the meaning of section 864(d)(4) of the Code;

•	you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•	(i) you provide your name and address, and certify on an Internal Revenue Service (“IRS”) Form W-8BEN (or successor form), under penalties of perjury, that you are not a U.S. person or (ii) you hold your notes through certain foreign intermediaries, and you and the foreign intermediary satisfy the certification requirements of applicable U.S. Treasury regulations.
      Special certification rules apply to you if you are a non-U.S. holder that is a pass-through entity rather than a corporation or an individual.

      If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (i) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (ii) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business and, if a tax treaty applies, is attributable to your U.S. permanent establishment, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided you satisfy the certification requirements described above) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.
Sale, Exchange, Redemption or Other Disposition
      Any gain realized upon the sale, exchange, redemption or other disposition of a note generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States, and, if a tax treaty applies, is attributable to your U.S. permanent establishment, or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.
      If you are a non-U.S. holder whose gain is described in the first bullet point above, you will be subject to U.S. federal income tax on the net gain derived from the sale at the applicable graduated rate(s). If you are a corporate non-U.S. holder whose gain is described in the first bullet point above, you may also be subject to a branch profits tax at a 30% rate or a lower rate if an income tax treaty applies. If you are an individual non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though you are not considered a resident of the United States.
Information Reporting and Backup Withholding
      If you are a non-U.S. holder, in general, you will not be subject to backup withholding with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, and you have given us the statement described above certifying that you are not a U.S. person. In addition, you will not be subject to backup withholding with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax provided the required information is furnished to the IRS in a timely manner.

LEGAL MATTERS
      The validity of the notes offered hereby will be passed upon for us by Shearman & Sterling LLP, New York, New York and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
      The financial statements, the related financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting), incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$125,000,000
Odyssey Re Holdings Corp.
6.875% Notes Due 2015

Prospectus Supplement
May 10, 2005

Banc of America Securities LLC
Wachovia Securities
JPMorgan
Sandler O’Neill & Partners, L.P.